UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 10, 2010

Taylor Capital Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-50034**	**36-4108550**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9550 West Higgins Road, Rosemont, Illinois	**60018**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (847) 653-7978

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 11, 2010, Taylor Capital Group, Inc. will attend Sandler O'Neill + Partners East Coast Financial Services Conference. The presentation materials relating to the conference are available on the Company's website, www.taylorcapitalgroup.com, and are attached as Exhibit 99.1 to this report and are incorporated by reference.

Item 9.01 Financial Statements and Exhibits

(a) and (b) are not applicable.

(c) Exhibit Index

99.1   Power Point presentation to be delivered by the Company's President on November 11, 2010 (furnished herewith).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2010

TAYLOR CAPITAL GROUP, INC.

By: /s/ Steven H Shapiro
Steven H. Shapiro
General Counsel/Corporate
Secretary


Exhibit Index


Exhibit Number	Description of Exhibits
99.1	Power Point presentation to be delivered by the Company's President on November 11, 2010



Sandler O'Neill + Partners

East Coast Financial Services Conference

November 11, 2010

TaylorCapitalGroup



Forward-Looking Statement

Forward-Looking Statements. Certain statements made throughout this document that are not historical facts may contain forward-looking statements regarding the Company's future plans, objectives and future performance. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believes," "can," "could," "may," "predicts," "potential," "should," "will," "estimate," "plans," "projects," "continuing," "targeting," "ongoing," "expects," "contemplates," "intends" and similar words or phrases. These statements are predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on any such statements. Any forward-looking statements are qualified in their entirety by reference to the risk factors and other information discussed throughout the private placement memorandum.

Data. The market data, information and opinions that are contained herein have been compiled or arrived at by us from third party sources. Information with respect to other financial institutions has been drawn from publicly available sources. We have not independently verified any the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data.

All information is subject to change without notice. This presentation is for the assistance of recipients only, but is not to be relied upon as authoritative and is not to be substituted for the exercise of one's own judgment. We accept no responsibility for any use of this information.



Table of Contents

1. **Overview of Taylor Capital Group and Repositioning Actions**   **Page 4**

2. **Strategy 1: 'Grow'**   **Page 8**
   Improve Core Earnings Power through New and Expanded Business Lines

3. **Strategy 2: 'Fix'**   **Page 14**
   Asset Quality Improvement

4. **Summary**   **Page 18**

5. **Appendix**   **Page 20**

TaylorCapitalGroup



Overview



Taylor Capital Group: bank holding company focused on business banking and mortgage origination

» **Holding company for Cole Taylor Bank**
- $4.7 billion in assets at 9/30/10
- Chicago's sixth largest bank*
- 530 employees at 9/30/10
- Nine banking centers
- Founded in 1929 by business owners for business owners

» **Strategic Repositioning Actions from 2008 to 2010:**
- Hired several top executives from successful bank (LaSalle National), upgrading team from top management down
- Raised additional capital - $225 million in 2008 & $75 million in 2010

TaylorCapitalGroup

*Source: Crain's Chicago Business, July 2010.



Taylor Capital Group posted net income of $33.4 million in 3Q 2010

Net Income (Loss) Trends



» **Results due to:**

- Securities gains of $32.8 million: minimized prepayment risk and interest rate sensitivity
- Income before income taxes excluding gains on the sale of investment securities was $931,000

6



Pre-tax, pre-provision earnings from core operations increased 19.2% in 3Q 2010

Pre-tax, Pre-provision Earnings from Core Operations* Trends

In thousands

$25,000	
$20,000	$20,597
$15,000	$15,152 $14,821 $14,194 $17,282
$10,000	$11,614 $11,439
$5,000	$6,102
$0	($785)

3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10

*For a reconciliation to GAAP measures of pre-tax, pre-provision earnings from core operations, please see page 22 of this presentation.

TaylorCapitalGroup



Strategy 1: 'Grow'

Improve Core Earnings Power through New and Expanded Business Lines

TaylorCapitalGroup



Experienced talent hired to fuel growth; strong asset generation increasing core earnings

2008

Cole Taylor Bank
(Commercial Banking)
Led by Larry Ryan

- Typical new customer: Chicago-based manufacturer, distributor or service provider; privately held, family-run; revenues of $5 to $250 million

2009

Cole Taylor Business Capital
(Asset Based Lending)
Led by Mike Sharkey

- Provides asset based lending services through nine offices across the U. S.

- Typical new customer: $5 million to $100 million in revenues in a variety of industries in need of expansion or growth financing

2010

Cole Taylor Mortgage
(Origination Unit)
Led by Willie Newman

- Sources mortgages through 8 retail offices and Cole Taylor Bank's 9 Chicago area retail branches and through a broker network now in 17 states.

- Headquartered in Ann Arbor, Michigan

TaylorCapitalGroup



Commercial Banking posting significant growth since its strategic expansion in 2008

2008   2009   2010



At 9/30/10: Total Loans $3,032,938,429

- 🔴 C & I (incl. CRE Owner Occupied)
- 🟡 CRE – Other
- 🔵 Residential Land & Construction
- ⚪ Commercial Construction & Land
- 🟢 Consumer

Significantly expanded Commercial Banking with the hiring of Larry Ryan and more than 50 experienced Commercial Relationship Managers:

- Added 400+ new relationships since 2008
- Average length of relationship with RM is 12 years
- As of September 30, 2010, commitments are $2.1 billion and fundings are $1.5 billion
- $437 million in new deposits since 2008

TaylorCapitalGroup



Cole Taylor Business Capital growing rapidly; portfolio more than $317 million as of 9/30/10

2008   **2009**   **2010**

Cole Taylor Business Capital (CTBC) launched in 2009, led by Mike Sharkey:

- Through 3Q 2010, added 65 new clients

- As of September 30, 2010, commitments are $653.6 million and fundings are $317.6 million

- $9.3 million in closing fees booked since inception

CTBC Total Loan Portfolio



TaylorCapitalGroup



Cole Taylor Mortgage launched in January 2010; in 3Q 2010, contributed $6.3 million in revenue

2008 **2009** **2010**



Cole Taylor Mortgage, led by Willie Newman:

- Profitable since 2Q 2010
- Generated revenues of $6.3MM in 3Q 2010, up 230% over 2Q 2010
- Originated $242.2MM in mortgages in 3Q10
- Hired approximately 120 FTEs since launch
- Qualified in 17 states, with retail offices in 5 of those states

TaylorCapitalGroup



Core earnings strengthened through business line growth and tight expense control

Revenue and Noninterest Expense* Trends

In thousands

Quarter	Total Revenue	Noninterest Expense*
3Q08	$25,118	$25,903
4Q08	$27,898	$21,796
1Q09	$32,025	$20,411
2Q09	$34,922	$23,483
3Q09	$35,373	$20,221
4Q09	$36,587	$21,766
1Q10	$36,408	$22,214
2Q10	$40,694	$23,412
3Q10	$45,705	$25,108

● Total Revenue   ○ Noninterest Expense*

* For a reconciliation of revenue to GAAP measures, please see page 23 of this presentation; Noninterest expense quoted above is normalized for NPA expense.

TaylorCapitalGroup

13



Strategy 2: 'Fix'

Asset Quality Improvement

TaylorCapitalGroup



Fix: Priority continues to be nonperforming loan reduction while pursuing best economic outcome; credit dynamics remain challenging

Key Asset Quality Indicators

In thousands

$225,000	
$200,000	
$175,000	
$150,000	
$125,000	
$100,000	
$75,000	
$50,000	
$25,000	
$0	

$157,482
$118,419
$94,138
$39,063
$24,490

9/30/08   12/31/08   3/31/09   6/30/09   9/30/09   12/31/09   3/31/10   6/30/10   9/30/10

● Nonperforming Assets
● Nonperforming Loans
● Allowance
● Net Charge-offs
● Other Real Estate Owned

TaylorCapitalGroup

15



Significant nonaccrual reduction in residential construction and land; other portfolios stable

Nonaccrual Loans by Category

In thousands

$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0

$46,396
$31,052
$17,432
$12,232

9/30/08   12/31/08   3/31/09   6/30/09   9/30/09   12/31/09   3/31/10   6/30/10   9/30/10

● Residential Construction and Land
● Commercial Real Estate Secured
● Commercial Construction and Land
● Commercial and Industrial

TaylorCapitalGroup

16



Commercial watch list* down more than $130MM from peak at 6/30/2009

Commercial Watch List of Criticized and Classified Loans*

In thousands

9/30/08	$357,605
12/31/08	$430,102
3/31/09	$428,257
6/30/09	$453,067
9/30/09	$441,191
12/31/09	$406,306
3/31/10	$368,242
6/30/10	$381,050
9/30/10	$322,252

*Commercial watch list of all criticized and classified loans (includes special mention, substandard, and nonaccrual loans) in commercial & industrial, commercial real estate, residential land and construction and commercial land and construction federal collateral codes. Excludes consumer loans.

17

TaylorCapitalGroup



Summary



'Fix & Grow' focus resulting in asset quality and core earnings power improvement

» **'Grow': Business line expansion resulting in steadily rising pre-tax, pre-provision earnings from core operations**

» **'Fix': Asset quality improvement progressing**

  • Progress in most challenged portfolio - residential construction and land portfolio down more than 76% since 12/31/07

  • Criticized and classified assets (watch list) down $130 million since 6/30/09

TaylorCapitalGroup



Appendix

TaylorCapitalGroup



Overview of Key Financial Data

Condensed Income Statement	3Q10	2Q10	1Q10 ($ in thousands)	4Q09	3Q09
Net interest income	$ 34,367	$ 34,678	$ 33,467	$ 32,810	$ 32,375
Total noninterest income	44,142	6,158	4,374	12,735	3,376
Total noninterest expense	26,646	27,467	27,152	30,219	22,516
Pre-tax, pre-provision income	51,863	13,369	10,689	15,326	13,235
Provision for loan losses	18,128	43,946	21,130	19,002	15,539
Income (loss) before income taxes	33,735	(30,577)	(10,441)	(3,676)	(2,304)
Income tax expense (benefit)	321	306	306	(647)	144
Net income (loss)	33,414	(30,883)	(10,747)	(3,029)	(2,448)
Preferred dividends and discounts	(2,671)	(1,693)	(2,887)	(2,880)	(2,873)
Non cash preferred dividend	—	($15,756)	—	—	—
Net income (loss) applicable to common stockholders	$ 30,743	$ (48,332)	$ (13,634)	$ (5,909)	$ (5,321)

Condensed Balance Sheet	3Q10	2Q10	1Q10 ($ in thousands)	4Q09	3Q09
Total loans	$ 3,032,939	$ 3,037,664	$ 3,006,771	$ 3,035,328	$ 3,114,254
Allowance for loan losses	94,138	100,500	100,151	106,185	107,132
Total assets	4,658,815	4,585,230	4,514,180	4,403,502	4,485,081
Total deposits	2,972,668	3,042,966	2,957,720	2,976,800	3,052,729
Total borrowings	1,169,009	1,203,934	1,250,830	1,106,971	1,086,892
Total stockholders' equity	$ 278,741	$ 282,755	$ 253,800	$ 258,806	$ 289,020

Key Ratios – 9/30/10

Tier 1 Capital to Risk-Weighted Assets
- 10.39%

Total Risk-Based Capital
- 14.15%

Net Interest Margin (TE)
- 3.25%

Allowance for loan losses to nonperforming loans
- 79.50%

TaylorCapitalGroup



Non-GAAP Measure of Pre-tax, Pre-Provision Earnings from Core Operations

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. Management uses certain non-GAAP financial measures to evaluate the Company's financial performance and has provided the non-GAAP measure of pre-tax, pre-provision earnings from core operations and the non-GAAP measure of revenue. For the non-GAAP financial measure of pre-tax, pre-provision earnings from core operations, the provision of loan losses, nonperforming asset expense and certain non-recurring items, such as gains and losses on investment securities, are excluded from the determination of operating results. The non-GAAP measure of revenue is calculated as the sum of net interest income and noninterest income less securities gains and losses. Management believes that these measures are useful because they provide a more comparable basis for evaluating financial performance from core operations period to period.

Schedules reconciling earnings in accordance with GAAP to the non-GAAP measurement of pre-tax, pre-provision earnings from core operations are provided below.

						FOR THE THREE MONTHS ENDED				
		9/30/10	6/30/10	3/31/10	12/31/09	9/30/09	6/30/09	3/31/09	12/31/08	9/30/08
						($ in thousands)				
Loss before income taxes	$	33,735	$ (30,577)	$ (10,441)	$ (3,676)	$ (2,304)	$ (20,697)	$ (4,039)	$ (26,484)	$ (54,883)
Add back (subtract)										
Provision for loan losses		18,128	43,946	21,130	19,002	15,539	39,507	15,563	30,353	52,700
Nonperforming asset expense (income)		1,538	4,055	4,938	8,453	2,295	224	754	(166)	1,398
(Gain) Loss on investment securities		(32,804)	(142)	(1,433)	(8,958)	(378)	(7,595)	(664)	2,399	0
Pre-tax, pre-provision earnings from core operations	$	20,597	$ 17,282	$ 14,194	$ 14,821	$ 15,152	$ 11,439	$ 11,614	$ 6,102	$ (785)

TaylorCapitalGroup



Non-GAAP Measure of Revenue

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. Management uses certain non-GAAP financial measures to evaluate the Company's financial performance and has provided the non-GAAP measure of pre-tax, pre-provision earnings from core operations and the non-GAAP measure of revenue. For the non-GAAP financial measure of pre-tax, pre-provision earnings from core operations, the provision of loan losses, nonperforming asset expense and certain non-recurring items, such as gains and losses on investment securities, are excluded from the determination of operating results. The non-GAAP measure of revenue is calculated as the sum of net interest income and noninterest income less securities gains and losses. Management believes that these measures are useful because they provide a more comparable basis for evaluating financial performance from core operations period to period.

Schedules reconciling earnings in accordance with GAAP to the non-GAAP measurement of revenue are provided below.

				FOR THE THREE MONTHS ENDED					
	9/30/10	6/30/10	3/31/10	12/13/09	9/30/09	6/1/09	3/31/09	12/31/08	9/30/08
					($ in thousands)				
Net Interest Income	$ 34,367	$ 34,678	$ 33,467	$ 32,810	$ 32,375	$ 30,380	$ 27,346	$ 24,414	$ 21,898
Non Interest Income	44,142	6,158	4,374	12,735	3,376	12,137	5,343	1,085	3,220
Add back (subtract)									
(Gain) Loss on investment securities	(32,804)	(142)	(1,433)	(8,958)	(378)	(7,595)	(664)	2,399	—
Revenue	$ 45,705	$ 40,694	$ 36,408	$ 36,587	$ 35,373	$ 34,922	$ 32,025	$ 27,898	$ 25,118

TaylorCapitalGroup